EXHIBIT 99.2
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                              SINOVAC BIOTECH LTD.
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                   UPDATES ON THE PROGRESS OF ITS PROPRIETARY
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                          SPLIT FLU (INFLUENZA) VACCINE
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BEIJING,  16 September,  2004 - Sinovac Biotech Ltd.  ("Sinovac")  (NASD OTC-BB:
SNVBF) announced today its progress on government approval, production facility, and marketing of its proprietary split flu (influenza) vaccine. Sinovac's flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the SFDA (Chinese FDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of the flu vaccine production line. Since demand for a safe and effective flu vaccine in China greatly outstrips supply, sales are expected to escalate rapidly. Furthermore, since individuals require vaccination against the flu on an annual basis, demand will remain high every year.

The Company plans to produce 500,000 doses of vaccine in 2005 and then increase to 2 million doses for the 2005-2006 flu season. After these initial production levels, it is Sinovac's intention to expand production capacity to as much 20 million doses to meet the escalating demand of the Chinese population. This increased capacity will be contingent on securing appropriate expansion financing. The sales price of the split flu vaccine is anticipated to be around US $5 per dose.

Sinovac's flu production line will be launched at a new manufacturing facility next to Sinovac's existing Beijing headquarters. The 2600 square meter facility is being built to global Good Manufacturing Practice (GMP) standards at a fraction of Western costs: the investment for construction and equipment is US$5million. This initial manufacturing workshop is designed with a production capacity of 2 million doses of flu vaccine per year.

In discussing Sinovac's development and production expertise, Sinovac President, Dr. Yin stated, "Our Vice-General Manager Jiansan Zhang has extensive knowledge and experience working with Good Manufacturing Practice (GMP) standards. Mr. Zhang was instrumental in developing the inactivated hepatitis A vaccine and production facility, and he is doing another magnificent job with our split flu vaccine program. Such experience ensures that our products, production management and quality control processes meet or exceed the highest international standards."

Sinovac's progress comes at a critical time to fill China's enormous influenza vaccine shortage. Recent studies identified the supply of influenza vaccines in China to be no more than 20 million doses - woefully short of the current requirement  for at  least 30 to 40  million  doses  per  year.  Because  of the shortage, the price of flu vaccine has increased in the Chinese market this year. Current suppliers are unable to provide additional vaccines to meet this 10 to 20 million-dose shortage. Sinovac's world-class proprietary influenza vaccine is essential to meeting China's critical vaccine shortage. Even in North America, flu vaccine supply delays and shortages are being highlighted in the media:
http://www.boston.com/news/nation/articles/2004/08/26/us_warns_of_flu_vaccine_
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shortage/.
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Significantly,  Sinovac's  split flu  vaccine is the safest  type  produced  for influenza inoculations. According to an official World Health Organization paper published in February 2003, "Split vaccines and subunit vaccines show reduced systemic reactogenicity both in children and in adults as compared to whole virus preparations. Consequently, subunit and split virus vaccines are more
attractive,        particularly        for        use       in        children,"
(www.who.int/vaccines/en/influenza.shtml).    From   a   marketing   and   sales
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perspective this gives Sinovac an important advantage.

Dr. Yin further remarked, "Sinovac is proud to produce quality products like our split flu vaccine, which will help so many people in China and throughout the world. Additionally, overwhelming domestic Chinese demand for such a quality vaccine should allow us to increase our production in a rapid and systematic manner."

FLU (INFLUENZA)
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






Influenza is an acute respiratory infection that is very contagious. During the flu season, up to 10% of the world's population, which is about 500 million people, get infected. Influenza epidemics typically occur during the winter months and are responsible for as many as 200,000 hospitalizations and 36,000 deaths per year in the United States alone. Influenza viruses also can cause a pandemic during which rates of illness and death from influenza-related complications can increase dramatically worldwide. Since the influenza virus tends to mutate constantly, it is very difficult to treat. There is no effective cure. Therefore, vaccination is the only effective defense against outbreaks of influenza.

AMEX LISTING
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Sinovac's  application  for listing on the  American  Stock  Exchange  (AMEX) is currently under review. In order to meet listing standards, which require AMEX-listed companies to file financial statements at least semi-annually, Sinovac intends to file its financial statements with the SEC for the six months to 30th June 2004 within the next 10 business days. Management believes that the Company will then meet both the quantitative and qualitative criteria required for listing. Sinovac has not yet been approved by AMEX.

BILIVE(TM) APPROVAL
-------------------

Based on feedback from the Chinese FDA, Sinovac management believes that the Company should receive approval of its combined Hepatitis A & B vaccine, Bilive(TM), in September 2004.


Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS". Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis
A. Sinovac is currently the only company in the world to have commenced human clinical trials for a vaccine to prevent SARS.

If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
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For further  information  please refer to the Company's  filings with the SEC at
www.sec.gov or refer to Sinovac's website at www.sinovac.com.
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Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.